FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ANNUAL INFORMATION UPDATE (AIU) ABBEY NATIONAL TREASURY SERVICES PLC
28th March 2008

INTRODUCTION

Abbey National Treasury Services Plc published its Annual Report, for the year ended 31 December 2007, on the 5th March 2008 and is therefore providing its AIU for the 12 months up to and including 27th March 2008. In accordance with the requirements of the Prospectus Rule 5.2, this update refers to all information that has been published over the 12 months ended on 27th March 2008, information is referred to rather than included in full.

The information in this up date was up to date at the time the information was published but some information may now be out of date.

We are publishing the AIU via an RIS today.
ALL RNS ANNOUNCEMENTS (INCLUDING 6K'S ETC)
All of the announcements listed below were announced either by RNS or Business Wire. Time/Date Headline

27-Mar-08	Rule 8.3- (Reuters Group PLC)
27-Mar-08	Publication of Prospectus
25-Mar-08	Rule 8.3- (Resolution PLC)
20-Mar-08	Rule 8.3- (Resolution Group)
20-Mar-08	Rule 8.3- (Reuters Group PLC)
18-Mar-08	Rule 8.3- (Reuters Group PLC)
14-Mar-08	Rule 8.3- (Reuters Group PLC)
12-Mar-08	Publication of Prospectus
12-Mar-08	Publication of Prospectus
07-Mar-08	Rule 8.3- (Resolution)
05-Mar-08	Annual Report and Accounts
28-Feb-08	Rule 8.3- (Reuters Group PLC)
22-Feb-08	Rule 8.3- (Reuters Group PLC)
22-Feb-08	Rule 8.3- (Resolution PLC)
12-Feb-08	Rule 8.3- (Resolution Group PLC)
11-Feb-08	Rule 8.3- (Resolution Group PLC)
07-Feb-08	Rule 8.3- (Resolution Group)
06-Feb-08	Rule 8.3- (Resolution PLC)
31-Jan-08	Rule 8.3- Reuters Group PLC
25-Jan-08	Purchase of Eurobond
21-Jan-08	Rule 8.3- (Resolution PLC)
18-Jan-08	Redemption of Bonds
17-Jan-08	Rule 8.3- (Reuters Group Plc)
14-Jan-08	Rule 8.3- (Resolution Group)
10-Jan-08	Rule 8.3- (Reuters Group PLC)
20-Dec-07	Rule 8.3- (ICI PLC)
19-Dec-07	Rule 8.3- ICI PLC-Amendment
17-Dec-07	Rule 8.3- (Reuters Group PLC)
17-Dec-07	Rule 8.3- ICI PLC
13-Dec-07	Rule 8.3- ICI PLC
13-Dec-07	Rule 8.3- (Reuters Group PLC)
07-Dec-07	Rule 8.3- (Reuters Group)
05-Dec-07	Rule 8.3- (Reuters Group Plc)
04-Dec-07	Rule 8.3- Reuters Group PLC
30-Nov-07	Rule 8.3- (REUTERS GRP PLC)
21-Nov-07	Rule 8.3- (ICI PLC)
20-Nov-07	Rule 8.3- (ICI PLC)
12-Nov-07	Doc re. Eurobond purchase
05-Nov-07	Rule 8.3- (ICI PLC)
01-Nov-07	Rule 8.3- ICI PLC
26-Oct-07	Rule 8.3- Isoft Group PLC
26-Oct-07	Rule 8.3- Resolution PLC
25-Oct-07	Rule 8.3- (Resolution Plc)
25-Oct-07	Rule 8.3- (ISOFT GROUP)
24-Oct-07	Rule 8.3- (ICI PLC)
24-Oct-07	Rule 8.3- Isoft Group PLC
23-Oct-07	Rule 8.3- (Resolution PLC)
23-Oct-07	Rule 8.3- (Isoft PLC)
22-Oct-07	Rule 8.3- (Isoft Group PLC)
19-Oct-07	Rule 8.3- (Isoft PLC)
19-Oct-07	Rule 8.3- (Resolution Group)
19-Oct-07	Rule 8.3- (ICI PLC)
18-Oct-07	Rule 8.3- (ICI PLC)
18-Oct-07	Rule 8.3- (Resolution PLC)
18-Oct-07	Rule 8.3- (Isoft Group PLC)
17-Oct-07	Rule 8.3- (Isoft Group PLC)

17-Oct-07	Rule 8.3- (ICI PLC)
16-Oct-07	Rule 8.3- (ICI PLC)
12-Oct-07	Rule 8.3- ICI PLC
10-Oct-07	Rule 8.3- (Isoft Group PLC)
09-Oct-07	Rule 8.3- (Isoft Group PLC)
08-Oct-07	Rule 8.3- (Isoft Group PLC)
05-Oct-07	Rule 8.3- ISOFT Group Plc
04-Oct-07	Rule 8.3- (Isoft Group Plc)
03-Oct-07	Publication of Prospectus
03-Oct-07	Rule 8.3- Isoft Group
02-Oct-07	Rule 8.3- (Isoft Group PLC)
01-Oct-07	Rule 8.3- (Isoft Group PLC)
01-Oct-07	Rule 8.3- (Reuters Group PLC)
26-Sep-07	Rule 8.3- (Reuters Group PLC)
25-Sep-07	Rule 8.3- (Reuters Group PLC)
25-Sep-07	Rule 8.3- (Resolution PLC)
20-Sep-07	Rule 8.3- (Resolution PLC)
10-Sep-07	Rule 8.3- (Reuters Group PLC)
28-Aug-07	Rule 8.3-Resolution Group
22-Aug-07	Rule 8.3- (Reuters Group PLC)
22-Aug-07	Rule 8.3- (Resolution PLC)
17-Aug-07	Rule 8.3- (Reuters Group PLC)
17-Aug-07	Rule 8.3- (Resolution Group)
15-Aug-07	Rule 8.3- (Resolution Group)
15-Aug-07	Rule 8.3- (Reuters Group PLC)
02-Aug-07	Rule 8.3- (EMI Group PLC)
01-Aug-07	Rule 8.3- (EMI Group PLC)
30-Jul-07	Rule 8.3- (Resolution Group)
25-Jul-07	Rule 8.3- (EMI Group PLC)
25-Jul-07	Rule 8.3- (Resolution PLC)
17-Jul-07	Rule 8.3- (Reuters Group PLC)
16-Jul-07	Rule 8.3- Reuters Group PLC
12-Jul-07	Rule 8.3- (Hanson PLC)
10-Jul-07	Rule 8.3- Hanson Plc
06-Jul-07	Rule 8.3- Hanson Plc
28-Jun-07	Rule 8.3- Hanson Plc
25-Jun-07	Rule 8.3- Alliance Boots Plc
22-Jun-07	Rule 8.3- Alliance Boots Plc
21-Jun-07	Rule 8.3- Alliance Boots Plc
14-Jun-07	Rule 8.3- Alliance Boots Plc
13-Jun-07	Rule 8.3- Alliance Boots Plc
12-Jun-07	Rule 8.3- Alliance Boots Plc
07-Jun-07	Rule 8.3- Alliance Boots Plc
06-Jun-07	Rule 8.3- Alliance Boots Plc
05-Jun-07	Rule 8.3- Alliance Boots Plc
04-Jun-07	Rule 8.3- Alliance Boots Plc
01-Jun-07	Rule 8.3- Alliance Boots Plc
31-May-07	Rule 8.3- Alliance Boots Plc
30-May-07	Rule 8.3- Alliance Boots Plc
29-May-07	Rule 8.3- Alliance Boots Plc
25-May-07	Rule 8.3- Alliance Boots Plc
22-May-07	Rule 8.3- Alliance Boots Plc
21-May-07	Publication of Prospectus
18-May-07	Rule 8.3- Alliance Boots Plc
17-May-07	Rule 8.3- Alliance Boots Plc
16-May-07	Rule 8.3- Alliance Boots Plc
15-May-07	Rule 8.3- Alliance Boots Plc
14-May-07	Rule 8.3- Alliance Boots Plc
26-Apr-07	ORR: Rolling stock market
12-Apr-07	Annual Information Update
12-Apr-07	Rule 8.3- Scottish Power Plc

Copies of the above announcements can be downloaded from the London Stock Exchange website (www.londonstockexchange.co.uk).

ALL COMPANIES HOUSE FILINGS

All of the documents listed below were filed with Companies House England & Wales and were received on the dates indicated.

Filing Dates	Description

26/03/2008	Director resigned Richard Williams
26/03/2008	Director appointed Jaime Astarloa
20/03/2008	Director appointed David Martin Green
12/12/2007	Secretary’s particulars changed
26/11/2007	New Director appointed
15/11/2007	Director resigned
24/08/2007	Director resigned

24/08/2007	New Director appointed
20/07/2007	Secretary’s particulars changed
03/07/2007	Group of Companies’ Accounts made up to 31/12/06
03/05/2007	Return made up to 31/03/07; full list of members
03/05/2007	Director resigned
03/05/2007	New Director appointed

Copies of documents filed at Companies House are available from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk
ANY PROSPECTUS' PRODUCED
All of the documents listed below were filed with the UKLA Document Viewing Facility and were filed on the dates indicated.

27-Mar-08	Publication of Prospectus
12-Mar-08	Publication of Prospectus
12-Mar-08	Publication of Prospectus
03-Oct-07	Publication of Prospectus
21-May-07	Publication of Prospectus

FURTHER INFORMATION

Further information regarding the Company and its activities can be found on the Abbey website http://www.aboutabbey.com

Contacts:

Shaun Coles, Deputy Company Secretary
Abbey National plc, 2 Triton Square
Regent’s Place, London, NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 28 March 2008	By / s / Jessica Petrie
(Authorised Signatory)